<u>Overview of Updates – April 2024</u>

- Schedule A – Principals updated. David Warren Godfrey taken off "Form A Sch A re Q18" tab.
- Form A Q19 amended to 15
- Exhibit 99.36 (7-R Information):
  - NFA ORS system / 7-R Information has been automatically updated to reflect changes in Principals.